UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended on September 30, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686-8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On October 28, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on September 30, 2005. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of September 30, 2005 and as such, the figures for the period ended September 30, 2004 have been adjusted by the Chilean Consumer Price Index for the period of 3.0% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on September 30, 2005 of 529.20 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2005, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of September 30, 2005	3-8
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended September 30, 2005	9-20

     THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener S.A. and Subsidiaries
Consolidated Balance Sheet as of September 30, 2005 and 2004

	Sep-05	Sep-04	2005
Assets	MCh$	MCh$	Th US$

Current assets
Cash	10,442	1,000	19,731
Time deposits	7,985	1,577	15,089
Marketable securities	9,800	18,044	18,518
Accounts receivable	52,734	38,962	99,648
Documents receivable	0	22	0
Miscellaneous accounts receivable	15,947	3,063	30,134
Accounts and notes receivable from related
companies	2,494	4,646	4,713
Inventories	22,039	18,624	41,646
Recoverable taxes	9,577	686	18,097
Prepayments	2,666	3,258	5,038
Deferred taxes	1,048	1,954	1,981
Other current assets	28,953	71,573	54,711
Total current assets	163,685	163,409	309,306

Property, Plant and Equipment			0
Land	8,207	8,430	15,508
Construction and infrastructure	713,076	767,244	1,347,461
Machinery and equipment	932,317	970,216	1,761,748
Other property, plant and equipment	8,580	9,194	16,214
Technical revaluation	39,084	39,145	73,855
Accumulated depreciation	(606,882)	(583,887)	(1,146,791)
Net property, plant and equipment	1,094,383	1,210,342	2,067,995

Other Non-Current Assets
Investment in related companies	103,108	105,080	194,838
Investment in other companies	16,745	18,783	31,643
Goodwill	4,651	5,185	8,788
Long-term accounts receivable	4,435	5,046	8,380
Long-term receivables from related companies	1,172	2,825	2,214
Intangibles	6,425	6,466	12,140
Accumulated amortization of intangibles	(5,066)	(4,836)	(9,574)
Other	46,332	50,274	87,550
Total other non-current assets	177,800	188,822	335,979

Total Assets	1,435,868	1,562,574	2,713,280

	Sep-05	Sep-04	2005
Liabilities and Shareholders' Equity	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	0	11,938	0
Short-term portion of long-term bank liabilities	16,024	13,262	30,280
Short-term portion of bonds payable	39,548	6,290	74,732
Short-term portion of long-term liabilities	366	428	692
Dividends payable	71	126	134
Accounts payable	27,313	37,858	51,612
Miscellaneous accounts payable	3	255	5
Accounts and documents payable to related companies	972	1,018	1,837
Provisions	7,400	5,133	13,983
Withholdings	2,980	2,377	5,631
Income taxes payable	12,284	4,087	23,212
Unearned income	783	381	1,480
Other current liabilities	946	4,664	1,787
Total current liabilities	108,690	87,818	205,385

Long -Term Liabilities
Long-term bank liabilities	73,614	198,571	139,105
Bonds payable	342,137	336,890	646,518
Documents payable	226	3,285	428
Provisions	11,392	9,989	21,528
Deferred long-term taxes payable	27,934	21,063	52,786
Other	13,302	22,036	25,137
Total long-term liabilities	468,607	591,833	885,501

Minority Interest	7,213	8,030	13,630

Shareholders' Equity
Paid-in capital	740,768	744,570	1,399,789
Technical revaluation reserve	17,778	13,954	33,595
Share premium	31,000	30,999	58,580
Other reserves	27,300	49,325	51,588
Retained earnings	34,511	36,043	65,213
Future dividends reserve	5,779	5,554	10,920
Acumulated earnings	2,700	2,727	5,102
Net income for the period	26,032	40,221	49,191
Interim dividends	0	(12,459)	0
Total shareholders' equity	851,358	874,892	1,608,764

Total Liabilities and Shareholders' Equity	1,435,868	1,562,574	2,713,280

AES Gener S.A. and Subsidiaries
Consolidated Income Statement for the nine months ended September 30, 2005 and 2004

	Sep-05	Sep-04	2005
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	349,891	309,974	661,169
Operating expense	(255,335)	(201,989)	(482,492)

Gross profit	94,556	107,985	178,678

Administration and sales costs	(15,047)	(14,090)	(28,433)

Operating income	79,510	93,895	150,245

Non-Operating results
Financial income	2,863	5,046	5,410
Equity share in net income of related companies	4,973	1,230	9,398
Other non-operating income	2,226	9,162	4,207
Equity share in of loss of related companies	(29)	(7)	(54)
Amortization of goodwill	(766)	(401)	(1,448)
Financial expense	(34,977)	(43,675)	(66,095)
Other non-operating expenses	(8,633)	(13,240)	(16,314)
Price-level restatement	30	(260)	57
Foreign exchange variation	(1,701)	4,910	(3,214)

Non-operating income (expense)	(36,013)	(37,235)	(68,053)

Income before income taxes and minority interest	43,496	56,660	82,193
Income taxes	(16,905)	(15,200)	(31,944)
Minority interest	(560)	(1,239)	(1,057)

Net income	26,032	40,221	49,191

AES Gener S.A. and Subsidiaries
Consolidated Cash Flow Statement for the nine months ended September 30, 2005 and 2004

	From
	01/01/2005	From 01/01/2004	From 01/01/2005
	to 09/30/2005	to 09/30/2004	to 09/30/2005
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$
Cash flow from operating activities
Collection of accounts receivable	373,849	328,643	706,442
Financial income received	2,450	2,225	4,630
Dividends and other distributions received	1,116	798	2,109
Other income received	5,829	7,887	11,016
Payment to suppliers and personnel	(281,061)	(183,065)	(531,106)
Financial expenses	(40,089)	(57,478)	(75,753)
Payment of income taxes	(6,078)	(217)	(11,486)
Other expenses	(5,680)	(8,125)	(10,732)
VAT and others similar items paid	(13,599)	(17,373)	(25,697)

Net cash provided by operating activities	36,739	73,296	69,424

Cash flow from financing activities
Proceeds from issuance of shares	0	65,162	0
Borrowings from banks and others	8	71,347	15
Proceeds from issuance of bonds	0	259,674	0
Other	0	564	0
Dividends paid	(8,966)	(72,923)	(16,942)
Capital decrease	0	0	0
Payment of loans	(26,075)	(50,263)	(49,272)
Payment of bonds	(3,403)	(497,536)	(6,431)
Payment of loans from related companies	0	0	0
Payment of costs associated with issuance of shares	0	0	0
Payment of costs associated with issuance of bonds	(137)	(26,477)	(258)
Others financing activities	(468)	0	(884)

Net cash used in financing activities	(39,040)	(250,451)	(73,772)

Cash Flow from investing activities
Sale of property, plant and equipment	159	10,795	301
Sale of permanent investments	0	3,754	0
Sale of other investments	0	152	0
Proceeds from loans to related companies	0	186,768	0
Other investing activities	1,577	25	2,981
Acquisition of fixed assets	(7,863)	(8,665)	(14,858)
Payment of capitalized interest	(31)	(22)	(58)
Permanent investments	(889)	0	(1,680)
Investment in financial instruments	(94)	(6,777)	(177)
Loans to related companies	0	0	0
Other investing activities	0	(1,877)	0

Net cash used in investing activities	(7,139)	184,154	(13,491)

Net decrease in cash and cash equivalent before price level
restatement	(9,440)	6,998	(17,839)

Price-level restatement of cash and cash equivalent	(5,664)	4,320	(10,704)
Net decrease in cash and cash equivalent	(15,105)	11,318	(28,543)
Cash and Cash equivalents at beginning of period	69,000	59,992	130,386
Cash and cash equivalent at end of period	53,895	71,310	101,843

Reconciliation between Net Income for	From 01/01/2005	From 01/01/2004	From 01/01/2005
the Period and Net Cash Flow	to 09/30/2005	to 09/30/2004	to 09/30/2005
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$
Net income	26,032	40,221	49,191

Sales of Assets	(157)	(4,880)	(297)

Gain on sales of property, plant and equipment	(157)	(4,880)	(297)
Gain on sales of investments	0	0	0
Loss on sales of investments	0	0	0
Gain on sales of others assets	0	0	0

Adjustments to reconcile net income to
net cash provided by operating activities	33,750	39,035	63,775

Depreciation	32,012	35,413	60,490
Amortization of intangibles	189	2,473	357
Provisions and write-offs	143	1,617	270
Participation in net income of related companies	(4,973)	(1,230)	(9,398)
Participation in net loss of related companies	29	7	54
Amortization of goodwill	766	401	1,448
Amortization of negative goodwill	0	0	0
Price-level restatement	(30)	260	(57)
Exchange difference	1,701	(4,910)	3,214
Other credits to income that do not represent cash flow	0	(878)	2,999
Other debits to income that do not represent cash flow	3,914	5,882	4,398

Change in operating assets	(30,813)	(25,921)	(58,226)

Increase in accounts receivable	(6,053)	(11,386)	(11,438)
Increase in inventories	(3,988)	(6,498)	(7,536)
Decrease in other assets	(20,773)	(8,037)	(39,253)

Change in operating liabilities	7,369	23,602	13,924

Increase (decrease) of accounts payable to related companies	4,710	20,915	8,899
Increase (decrease) of interest payable	(4,336)	(13,985)	(8,193)
Increase (decrease) net of income taxes payable	12,340	16,942	23,318
Increase in other accounts payable related to non-operating results	(55)	(248)	(104)
Increase (decrease) of VAT and other similar payables	(5,290)	(21)	(9,996)

Minority interest in net income	560	1,239	1,057

Net cash provided by operating activities	36,739	73,296	69,424

Management’s Discussion & Analysis of AES Gener S.A.’s
Consolidated Financial Statements for the Period Ended September 30, 2005

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“AES Gener”) as of September 2005 and explains the principal variations compared to the same period in the previous year.

Below is a summary of the information contained in the financial statements. All figures are expressed in the equivalent in Chilean pesos as of September 30, 2005. Therefore, comparisons refer to real variations between this date and September 30, 2004.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company’s financial statements:

I.	Summary

As of September 30, 2005, the company registered net income of Ch$26,032 million while as of September 30, 2004 net income was Ch$40,221 million. Operating income in September 2005 was Ch$14,385 million less than that was recorded in September 2004, while non-operating losses decreased by Ch$1,222 million. The effect of minority interest and taxes on income in September 2005 was Ch$1,205 million lower.

II.	Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		September	September
Liquidity		2005	2004

Current assets / Current liabilities	(times)	1.51	1.86
Adjusted liquidity ratio	(times)	0.26	0.23

The liquidity ratio decreased from 1.86 to 1.51 because of the 23.8% increase (Ch$20,871 million) in current liabilities, mainly due to the transfer of the balance of the Yankee bond to expire in January 2006 to short term. Current assets increased 0.2% (Ch$390 million). The most significant variation in short term liabilities relates to decrease of Ch$42,620 million in investments in repo agreements found in other current liabilities.

The adjusted liquidity ratio, which considers the ratio between cash, time deposits and negotiable securities and current liabilities, increased because of an increase in time deposits in 2005 while as of September 2004 they were concentrated in repo agreements.

b. Debt

		September	September
Debt		2005	2004

Total liabilities / Equity	(times)	0.67	0.77
Current liabilities / Total liabilities	(times)	0.19	0.13
Long-term liabilities / Total liabilities	(times)	0.81	0.87
Current liabilities	(millions of pesos)	577,412	679,652
Interest expense coverage	(times)	2.24	2.30

The ratio between liabilities and equity decreased because of the reduction of Ch$102,239 million in total liabilities, principally due the reduction in the exchange rate used to convert dollar debt to pesos and in addition to scheduled amortizations in the period by AES Gener, Chivor, Norgener S.A. (Norgener) and Sociedad Eléctrica Santiago S.A. (Eléctrica Santiago).

Current liabilities increased Ch$20,871 million, explained by an increase of Ch$33,257 million in bonds payable related to the transfer of the balance of the Yankee bonds to current liabilities and Ch$8,196 million in income taxes. These variations were partially offset by a reduction of Ch$10,545 million in accounts payable and Ch$11,938 million in bank liabilities.

Long-term liabilities decreased by Ch$123,110 million due mainly to the reduction in bank liabilities of Ch$124,956 million as a result of the decrease in the exchange rate applied to convert debt in US dollars to Chilean pesos, as well as to the scheduled amortizations mentioned above. It is important to note that as of September 2004, Chivor’s entire debt was registered under bank liabilities, whereas as of September 2005, a portion of Chivor’s debt relates to bank debt and the other portion corresponds to the 144A bond recorded as bonds payable.

Interest expense coverage decreased principally because of a reduction of Ch$13,163 million in pre-tax income and minority interest.

c. Activity

		September	September
Capital		2005	2004

Shareholders equity	(millions of pesos)	851,358	874,892
Net property, plant and equipment	(millions of pesos)	1,094,383	1,210,342
Total assets	(millions of pesos)	1,435,983	1,562,574

Equity decreased by Ch$23,533 million principally as a result of the reduction of Ch$22,025 million in other reserves, associated mainly with the cumulative adjustment arising from the exchange differential which affects investments outside Chile, as well as the dividend payments made since September 2004 and the net income for the period.

d. Results

		September	September
Results		2005	2004

Operating revenue	(millions of pesos)	349,891	309,974
Operating costs	(millions of pesos)	(255,335)	(201,989)
Operating income	(millions of pesos)	79,510	93,895
Interest expense	(millions of pesos)	(34,977)	(43,675)
Non-operating income	(millions of pesos)	(36,013)	(37,235)
R.A.I.I.D.A.I.E. (1)	(millions of pesos)	45,933	52,411
Operational E.B.I.T.D.A. (2)	(millions of pesos)	111,711	129,308
Profit (loss) in the period	(millions of pesos)	26,032	40,221

(1)	Corresponds to the following items in the income statement: pre-income-tax income and extraordinary items, less exchange differentials, less price-level restatement and less goodwill.

(2)	Corresponds to the following items in the income statement: operating income plus fiscal year depreciation plus amortization of intangibles.

Operating Revenue

As of September 30, 2005, AES Gener’s consolidated operating revenue totaled Ch$349,891 million, Ch$39,917 million higher than the Ch$309,974 million recorded as of September 30, 2004. This increase is mainly the result of an increase in revenue of (i) Ch$36,814 million in sales to regulated customers, (ii) Ch$12,579 million in sales in Colombia, (iii) Ch$3,626 million in sales to the CDEC and (iv) Ch$1,620 million in sales to Minera Escondida Limitada (Escondida). This revenue increase was partially offset by lower other electricity related revenue of Ch$9,496, principally related to the extraordinary payment paid by Escondida to AES Gener in July 2004 for the use of transmission installations, lower steam sales of Ch$2,135 million as a result of the sale of the Nacimiento plant and a reduction in the sales of fuel, consulting services and other of Ch$1,989 million.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 51%, SING 21%, Colombia 21% and the sale of fuels and other items, 7%.

The physical sales of energy in GWh were as follows as of September 2005 and 2004:

	2005		2004

SIC	5,366	42%	5,446	44%
SING	2,147	17%	2,094	17%
Ventas R.M. 88/2002	242	2%	121	1%
Colombia	4,944	39%	4,808	39%

Total	12,699	100%	12,470	100%

Central Interconnected Grid (SIC)

The physical sales of electric energy in the SIC increased 1% in 2005, from 5,567 GWh as of September 2004 to 5,608 GWh as of September 2005 because of an increase in sales to regulated customers (407GWh) and sales under R.M. 88 (121 GWh), corresponding to sales to distribution companies without contracts. This effect offset the reduction in sales to the CDEC-SIC (77 GWh) and to unregulated customers (410 GWh) related to contract expiration.

Revenue from the sale of energy and capacity in the SIC totaled Ch$177,396 million, Ch$28,119 million higher than the Ch$149,276 million recorded as of September 2004. This variation is due mainly to an increase of Ch$25,506 million related to an increase of 41 GWh in the quantity of energy sold, at an average price 24% higher than in the same period in 2004. Energy sales totaled Ch$107,694 million as of September 2004, while at the close of September 2005, they amounted to Ch$133,200 million. Revenue from the sale of capacity increased Ch$2,613 million, from Ch$41,583 million to Ch$44,196 million at the close of September 2004 and 2005, respectively, due to the increase of 94 MW in the quantity sold at an average price 4% higher.

Greater Northern Interconnected Grid (SING)

The physical sales of electric energy in the SING rose by 53 GWh, increasing from 2,094 GWh as of September 2004 to 2,147 GWh, the result of an increase in sales to the CDEC-SING (166 GWh), offset by the reduction in sales to mining customers Zaldivar, Lomas Bayas and Escondida (113 GWh).

The revenue generated by the activities of AES Gener, through TermoAndes’ Salta plant, and Norgener in the SING increased by Ch$8,903 million, from Ch$64,072 million as of September 2004 to Ch$72,975 million as of September 2005. This variation was due largely to an increase in the revenue from the sale of energy which rose Ch$8,508 million, while the revenue from the sale of capacity also increased Ch$395 million. The increase in energy revenue is associated with a higher average sale price as a result of the coal price indexation in the sales contract with Escondida, the increase in the sale price in the CDEC-SING and a higher quantity sold of 53 GWh. The increase in capacity revenue, as compared to September 30, 2004, comes from the increase of 21 MW in the quantity sold and the positive effect from the firm capacity reconciliation payments of Ch$2,501 million recorded in the first quarter of 2005. This increase was partially offset by an 11% reduction in the average sale price related to the contract settlement with Escondida.

In summary, revenue from the sale of energy and capacity in the Chilean electricity sector increased by Ch$37,022 million, from Ch$213,348 million as of September 2004 to Ch$250,370 million as of September 2005.

Colombian National Grid (SIN)

Chivor’s revenue increased by Ch$12,579 million, from Ch$62,626 million to Ch$72,206 million, as a result of an increase in sales in the spot market in the amount of Ch$12,631 million and higher frequency regulation sales of Ch$4,900 million, partially offset by a reduction in sales under contracts amounting to Ch$4,951 million. The quantity sold as of September 30, 2005 was approximately 136 GWh higher than the amount recorded in the same period last year, the product of an increase in spot, contract and reconciliation sales. This variation can be partially attributed to Chivor’s commercial policy during 2005 and the maintenance performed in the second quarter of 2004. In Colombian pesos, the average sale price to customers with contracts decreased from Col$80/kWh (US$29.9/MWh) to Col $75/kWh (US$32.3/MWh) while the spot market price increased from Col $63/KWh (US$23.5/MWh) as of September 2004 to Col$76/kWh (US$32.6/MWh) in the same period in 2005.

Other Electricity Revenue

Other electricity revenue decreased by Ch$$4,458 million principally as a result of the toll payment received by AES Gener from Escondida in July 2004 for the use of transmission installations.

Other Business

Revenue from other non-electricity business totaled Ch$23,544 million as of September 30, 2005, decreasing by Ch$5,228 million as compared to Ch$28,772 million as of September 2004. Coal sales decreased Ch$3,278, steam sales fell Ch$2,134 million from the sale of the Nacimiento Plant in August 2004 and consulting services and other revenue decreased Ch$1,989 million. Revenue from sales of gas to third parties increased Ch$2,173 million.

Operating Costs

The proportion of fixed and variable operating costs in total operating costs is provided in the following table:

	January – September (Million Ch$)

	2005		2004

Variable operating costs
	208,128	82%	152,727	76%
Fixed operating costs
	47,206	18%	49,262	24%

TOTAL
	255,335	100%	201,989	100%

As of September 2005, operating costs increased 26% (Ch$53,346 million), mainly as a result of the increase in costs associated with the consumption and the sale of fuel, the purchase of energy and capacity and use of transmission installations.

Variable Costs

Variable costs increased by Ch$55,401 million principally due to an increase in: (1) fuel consumption (Ch$33,468 million) related to the increase in the cost of fuel and higher generation by AES Gener and its subsidiaries in the SING, (2) energy purchases (Ch$10,724 million), (3) capacity purchases (Ch$7,470 million), (4) the cost of fuel sales (Ch$2,547 million), (5) transmission costs (Ch$1,652 million) and (7) other costs of the electricity business (Ch$1,393 million). This increase was partially offset by lower technical assistance costs of Ch$1,853 million.

Chile

The cost of energy purchases in Chile rose Ch$10,724 million. In the SIC, purchases increased by Ch$7,448 million, explained by the reduction in the availability of gas that resulted in an increase of 590 GWh in the quantity of energy purchased at a price 2% higher (Ch$4,160 million). Additionally, in April 2004, Eléctrica Santiago recorded extraordinary income related to the reversal of the provisions related to an extraordinary insurance reimbursement in the amount of Ch$3,228, also contributing to lower costs as of September 30, 2004 compared to September 30, 2005. In the SING, the energy purchase cost decreased by Ch$4,334 million due to a reduction of 231 GWh in the quantity purchased at an average price that was 2% higher than in 2004.

The cost of capacity purchases in Chile increased by Ch$7,470 million. In the SIC, the higher purchase cost is from the net reduction of Ch$6,418 million which is related to the reversal of a cost provision of US$9,307 million in September 2004 offset by the positive effect of the capacity reconciliation payments of Ch$2,889 in the first nine months of 2005. In the SING, capacity purchases rose Ch$966 million as a result of an increase of 81 MW in the quantity purchased at a higher average purchase price (Ch$2,077 million), offset by the positive impact of the capacity reconciliation payments totaling Ch$1,111 million in the SING.

Generation (thermoelectric and hydroelectric) by AES Gener and its subsidiaries in the SIC and SING totaled 5,902 GWh compared 6,055 GWh in 2004. Thermoelectric generation by AES Gener and its subsidiaries was 4,883 GWh during the first nine months of 2005, compared to 4,988 GWh in the previous year, the result of an increase of 490 GWh in generation in the SING and a reduction of 595 GWh in generation in the SIC. This variation is principally explained by the lower availability of gas during 2005.

Colombia

Variable operating costs increased Ch$7,439 million, from Ch$22,386 million in 2004 to Ch$29,825 million in September 2005, due mainly to the increase of Ch$7,610 million in energy purchases.

Generation in the nine month period ended September 30, 2004 totaled 3,227 GWh, compared to 3,538 GWh in the previous year.

Fixed Costs

Fixed costs decreased by Ch$2,056 million, from Ch$49,262 million as of September 30, 2004 to Ch$47,206 million in the same period in 2005, fundamentally due to lower depreciation (Ch$3,402 million) caused by a reduction in property, plant and equipment from the effect of the reduction in the exchange rate on the depreciation costs of foreign subsidiaries. The higher cost of production (Ch$1,346) partially offset this decrease.

Sales and Administration Expenses

Sales and administration expenses increased by Ch$956 million, from Ch$14,090 million in September 2004 to Ch$15,047 million as of September 30, 2005. This variation is due to the increase in salaries and employee benefits totaling Ch$309 million and third party services of Ch$1,419 million, partially offset by a reduction of Ch$717 million in other expenses.

Operating Income

As of September 30, 2005, AES Gener recorded consolidated operating income of Ch$79,510 million, Ch$14,385 million below the figure recorded in the nine month period ended September 30, 2004 in the amount of Ch$93,895 million.

This is primarily the result of the reversal of costs associated with firm capacity reconciliation payments in the SIC and the insurance claim reimbursement received by Eléctrica Santiago, in addition to the extraordinary payment from Escondida related to the use of transmission installations, all of which were recorded in 2004. This effect registered as a cost increase in 2005 was partially offset by an increase in sales to regulated customers associated with the increase in the node price and a higher sales volume, higher revenue from Escondida and improved operating results from Chivor. The indexation adjustments applied to Escondida’s energy price has helped counteract the price reduction from the new contractual terms effective since July 2004.

Non-Operating Income

Non-operating revenue

	January – September (Ch$ Million)
	2005	2004	Variation

Interest Income	2,863	5,046	(2,183)
Other non-operating income	1,279	9,162	(7,883)

Total non-operating income	4,142	14,208	(10,066)

Non-operating income decreased Ch$10,066 million compared to September 2004. This variation is partially explained by a reduction of Ch$2,384 million in interest income associated with interest earned in 2004 on the loan between AES Gener and its parent, Inversiones Cachagua, which was fully paid on February 27, 2005. Additionally, non-operating revenue decreased by Ch$7,883 million given that extraordinary non-operating income was recorded in the third quarter of 2004 related to the sale of the Nacimiento plant.

Non-operating expenses

	January – September (Million Ch$)
	2005	2004	Variation

Interest expense	34,977	43,675	(8,697)
Other non-operating expenses	7,686	13,240	(5,554)

Total non-operating expenses	42,664	56,915	(14,251)

Total non-operating expenses decreased by Ch$14,251 million for the nine month period ended September 30, 2005 as compared to 2004. Interest expense was Ch$8,697 million lower and other non-operating disbursements decreased by Ch$5,554 million.

Interest expense reflects the reduction in the company’s debt from the financial restructuring completed in 2004, principally due to lower interest expenses of AES Gener and TermoAndes S.A. (TermoAndes).

The decrease in other non-operating expenses relates to the repayment of the convertible bond. This sum of the debt placement fees and non-conversion premium associated with this transaction totaled Ch$7,284 million, which is significantly higher than the costs recorded in 2005.

Investment in related companies

	January – September (Million Ch$)
	2005	2004	Variation

Income from investment in related companies	4,973	1,230	3,743
Loss from investment in related companies	(29)	(7)	(21)
Amortization of goodwill	(766)	(401)	(365)

Total income (loss) from investment in related companies	4,179	822	(3,357)

Investments in related companies yielded Ch$3,743 million more than in 2004, fundamentally because of the increase in the net income recorded by CGE Itabo S.A. (Itabo) and Empresa Eléctrica Guacolda S.A. (Guacolda).

As of September 30, 2005, Guacolda, a company in which AES Gener has 50% ownership, recorded net income of Ch$5,335 million which positively compares to the net income of Ch$1,583 million recognized for the nine month period ending September 30, 2004.

Itabo, a company in which AES Gener owns 25%, recorded earnings of Ch$9,031 million as of September 30, 2005, which compares with net income of Ch$1,568 million in same period of 2004.

Minority interest

Minority interest decreased principally as a result of the loss recorded by subsidiary Eléctrica Santiago, in which AES Gener holds an equity interest of 90%.

Price-Level Restatement and Exchange Differentials

Price-level restatement resulted in earnings of Ch$30 million, compared to a loss of Ch$259 million in 2004.

The variation in exchange rates produced a negative impact of Ch$1,701 million in 2005, compared with earnings of Ch$4,909 million in 2004. Although the reduction in the US dollar exchange rate during 2005 yielded a positive effect of Ch$14,211 million on bonds denominated in dollars, this did not fully offset the negative effect on time deposits, other current assets (repos in dollars) and the reserve variation associated with Technical Bulletin Nº 64.

Income Tax

The negative effect of income tax on net income increased from Ch$15,200 million as of September 30, 2004 to a negative effect of Ch$16,904 million as of September 30, 2005. The increase in income tax is due to the improved financial results of Chivor, which results in higher tax provisions.

Net Income

As of September 30, 2005 AES Gener recorded earnings of Ch$26,032 million which compares to earnings of Ch$40,221 in 2004. Operating income decreased 15%, mainly due to the extraordinary positive effects registered in 2004 and the negative impact of gas curtailments, partially offset by the increase in sales to regulated customers associated with higher node prices which became effective in June 2005. Additionally, the loss in non-operating results decreased by 3%, largely due to lower interest expenses and lower other non-operating disbursements related to the financial restructuring implemented in 2004.

		September	September
Yield		2005	2004

Return on assets (1)	(%)	1.74	2.31
Return on equity (1)	(%)	3.02	4.71
Return on operating assets (2)	(%)	6.90	7.35
Net income per share (3)	(pesos)	4.08	7.09
Return on dividends (4)	(%)	4.8	11.6

1)	Return on assets and on equity is calculated using the cumulative net income as of September of each year.

2)	The operating assets include in this index include total property, plant and equipment.

3)	Net income per share was calculated as of September 2005 and 2004 on the basis of the number of paid-in shares on each date.

4)	Includes dividends paid in the last 12 months, divided by the market price of stock at the close of September.

The variation in return on assets and in return on equity is principally explained by the reduction of Ch$14,189 million in net income between September 30, 2004 and September 30, 2005, while the variation in total assets was Ch$126,591, mainly due to a reduction in the exchange rate which affected the assets denominated in US dollars, in addition to the effect from depreciation.

Return on operating assets worsened as a result of a reduction in operating income as of September 30, 2005 which was not fully compensated by lower property, plant and equipment.

III.	Analysis of differences between book, market and/or economic values of principal assets

Other current assets decreased by Ch$42,620 million due to fewer repo agreements in US dollars and UF. Partially offsetting this effect was an increase of Ch$15,849 million in cash and term deposits.

Property, plant and equipment decreased Ch$115,958 million, mainly because of the effect of the variation in the exchange rate on the assets of TermoAndes, InterAndes S.A. (InterAndes) and Chivor, which record their assets in dollars according to Technical Bulletin No. 64 of the Chilean Accountants Association, which stipulates that investments are to be controlled in US dollars when the companies’ activities do not constitute an extension of the parent company and the companies do business in unstable countries.

The variation in other assets was not significant. However, it should be noted that within the other assets category there is a reduction of Ch$2,846 million in deferred expenses related to bond placements.

The assets of the company are appraised according to generally accepted accounting principles in Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in Note 2 of the Financial Statements. Based on current conditions, AES Gener’s management estimates that the economic value of Chivor, TermoAndes and InterAndes is currently lower than their respective book values. In the case of Chivor, this is due in part to regulatory changes that significantly reduced income, as well as restrictions on the price of electricity and low growth in the demand for electricity in Colombia. In the case of TermoAndes and InterAndes, the principal reasons relate to the significant amount of excess capacity in the northern Chilean grid and the dispatch limitations imposed by the CDEC-SING. However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all costs, including the depreciation of fixed assets. Under these circumstances, and in accordance with paragraph 25 of Technical Bulletin No. 33 and paragraph 47 of Technical Bulletin No. 64, no adjustments have been made to the book value of these assets.

IV.	Analysis of the major variations during the period in the company’s business markets, competition it faces and its relative share Market

AES Gener principally does business in two large electrical systems in Chile, the Central Interconnected Grid (SIC) that runs from south of Region II to Region X, and the Greater Northern Interconnected Grid (SING) that encompasses Region I and part of Region II.

SIC: In the first nine months of 2005, the growth in electricity sales in the SIC was 3.9% compared with an increase of 7.9% in the same period of 2004. Average monthly sales from January to September 2005 were 2,977 GWh compared with average monthly consumption of 2,866 GWh in the same period in 2004. The average marginal cost in US dollars in the first nine months of 2005 was 57.4 mills/kWh as compared to the 34.5 mills/kWh in the same period of the previous year. This increase in the marginal cost was principally the result of the drier hydrological conditions in the first few months of the year, prior to the beginning of the rainy season, and the lower availability of gas in 2005.

SING: In the period from January to September 2005, electricity sales in the SING grew by 3.0%, while growth of 6.8% was recorded in the same period in 2004. Average monthly sales from January to September 2005 were 950 GWh compared with average monthly consumption of 922 GWh in the same period in 2004. The average price in this period was 28.3 mills/kWh, above the average marginal cost of 24.8 mills/kWh in 2004, principally due to the reduced availability of gas in 2005.

Colombia: Chivor is one of the principal operators in the Colombian electric grid, or the SIN. During the period from January to September 2005, electricity demand in the SIN increased by 3.8%, with respect to the same period in 2004. Average spot prices on the exchange, in Colombian pesos, increased to Col$76/kWh in the first nine months of 2005, compared to Col$63/kWh in the same period in 2004.

Competition and relative share

In the first nine months of 2005, generation from AES Gener’s plants in the SIC, including Guacolda (5,218 GWh), was lower than that produced in the same period in 2004 as a result of the lower availability of gas in the system, which affected generation by the Nueva Renca Power Plant and favorable hydrological conditions in the second half of 2005. As of September 2005, companies in the AES Gener group, including Guacolda, accounted for 19% of total generation in the SIC while this contribution was 22% for the same period in 2004.

In the SING, total net generation increased 3% and the contribution from the AES Gener group (Norgener and TermoAndes) was 25%, higher than the level of 20% recorded as of September 30, 2004. This was a result of gas restrictions that affected the combined cycle plants owned by third parties in Chile resulting in higher generation by Norgener and TermoAndes.

In Colombia, Chivor’s generation accounted for 9% of the total electricity demand in Colombia in the first nine months of 2005, compared to 10% at the close of September 2004. This variation was due to decrease of 311 GWh in Chivor’s generation.

V.	Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

The total net cash flow as of September 30, 2005 was a negative Ch$9,440 million which compares to a negative Ch$6,988 million in September 2004. This difference of Ch$16,438 million between the two periods is related to the financial restructuring implemented by the company that included payment of the loan from Inversiones Cachagua, the parent company, the early voluntary redemption of the convertible bonds and of a significant portion of the Yankee bonds, the issuance of the US dollar senior notes which expire in 2014, the capital increase in AES Gener and the refinancing of debt held by subsidiaries, TermoAndes and InterAndes.

Operating activities generated a positive cash flow of Ch$36,739 million, Ch$36,556 million less than the nine month period ended September 30, 2004 (equal to Ch$73,295 million). This difference is explained by higher payments to suppliers and personnel of Ch$97,966 million, principally related to the increase in fuel consumption, which was offset by an increase in cash flow associated with higher accounts receivable collections from the increase in sales to regulated customers and lower interest expenses resulting from the financial restructuring implemented by the company in 2004.

Financing activities generated a negative cash flow of Ch$39,040 million in the first nine months of 2005 compared to the negative cash flow of Ch$250,451 million in 2004. The reduction in disbursements amounting to Ch$211,411 million is fundamentally explained by the following: (1) Ch$494,132 million in lower bond liabilities due to the voluntary redemption of AES Gener’s Yankee bonds and convertible bonds and TermoAndes and InterAndes’ notes in 2004, (2) Ch$63,956 million from lower dividend payments, and (3) Ch$26,340 million associated with a reduction in fees associated with the placement of the US$400 million bond in March 2004. This positive effect was offset by an increase in revenue during the nine month period ended September 30, 2004, composed of: (1) Ch$259,673 million received from the bond placement mentioned above, (2) Ch$65,161 million from the capital increase carried out between May and June 2004, and (3) Ch$71,339 million from new loans.

Lastly, investment activities generated expenditures of Ch$7,139 million as of September 30, 2005 that negatively compare with revenue of Ch$184,153 million as of September 2004. The difference of Ch$191,293 million is principally explained by the reduction of Ch$186,768 in collections and loans from related companies, as a result of the payment of the loan made to parent company Inversiones Cachagua in February 2004.

VI.	Market Risk Analysis

Electricity Market Risks

Hydrology: Dry hydrological conditions may have a material adverse effect on our results in the SIC due to the high level of capacity under contracts. Such conditions would require the dispatch of the company’s less efficient power plants and increase the cost of purchases on the spot market.

Tariff setting: A large part of the AES Gener’s revenue is related to the node price that is set by the authority every six months. In Chile, the principal components of the formula used in the node price-setting are expressed in US dollars. This creates a natural hedge against the effect from fluctuations in the exchange rate between the US dollar and the Chilean peso.

Fuel price: Given that AES Gener principally has thermoelectric generation facilities, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company’s cost composition.

Electricity regulation: In June 2005, the following modifications were made to electric regulations in Chile: (1) the unregulated price collar that is used to compare the theoretical price to the average unregulated price was modified from 5% to 30%, (2) open bid processes for the regulated supply are to be held by distribution companies, subsequent to December 2009, (3) voluntary demand management, and (4) compensation for losses incurred by generators as a result of the obligation to sell to distribution companies without contracts at the node price.

Natural gas supply: Since March 2004 to the present, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market. The decision of gas producers–based on their interpretation of these resolutions and rules–has had an adverse effect on gas exports from Argentina to Chile. In fact, the producers have agreed to restrict and/or suspend gas exports to Chile in order to be able to inject additional volumes of gas into the Argentine market. This situation has had a negative impact on the operating margins of the company.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks. Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As of September 30, 2005, 79% of AES Gener’s long-term credit agreements were stipulated at a fixed rate and 21% at a variable rate. The majority of the long-term credit agreements at a variable rate were denominated in dollars and accrued interest based on Libor, except for Chivor’s syndicated loan in Colombian pesos that accrues interest based on the local fixed-time deposit rate (DTF). At the close of these financial statements, exposure basically comes from the credit agreements held by Chivor, AES Gener and Norgener.

As of September 30, 2005, close to 88% of our long-term debt accruing interest was exposed to the variation in the exchange rate between the US dollar and Chilean peso. The remaining debt is denominated 4% in UF (Eléctrica Santiago’s bond) and 8% in Colombian pesos (Chivor’s local syndicated credit agreement).

Composition of operating revenue and costs
in foreign currency as of September of each year

Item	Currency	2005	2004
		%	%

Operating	(US$) (1)	99	99
income	UF and adjustable Pesos	-	-
	Non-adjustable Pesos	1	1

Operating	(US$)	93	92
costs	UF and adjustable Pesos	5	6
	Non-adjustable Pesos	2	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2005

AES GENER S.A. (Registrant)

By:	/S/ FRANCISCO CASTRO
Francisco Castro Chief Financial Officer